# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 097209
Date of event which requires filing of this statement: 03/11/2025
Amends the filing with accession number 0000950170-25-002915
Filed by CIK 0001737652
Persons authorized to receive notices and communications: Andrew J. Schader, Esq., c/o Silver Lake 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, New York (NY), 10001, 212-981-5600; Kenneth B. Wallach, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Hui Lin, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Jessica Asrat, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- SLP V Venice Feeder I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,101,156; sole dispositive power 0; shared dispositive power 3,101,156; aggregate amount beneficially owned 3,101,156 (17.6% of the class)
- SLP Venice Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,443,775; sole dispositive power 0; shared dispositive power 2,443,775; aggregate amount beneficially owned 2,443,775 (13.5% of the class)
- SLP V Aggregator GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,443,775; sole dispositive power 0; shared dispositive power 2,443,775; aggregate amount beneficially owned 2,443,775 (13.5% of the class)
- Silver Lake Technology Associates V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,544,931; sole dispositive power 0; shared dispositive power 5,544,931; aggregate amount beneficially owned 5,544,931 (30.6% of the class)
- SLTA V (GP), L.L.C. (CIK 0001737652): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,544,931; sole dispositive power 0; shared dispositive power 5,544,931; aggregate amount beneficially owned 5,544,931 (30.6% of the class)
- Silver Lake Group, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,544,931; sole dispositive power 0; shared dispositive power 5,544,931; aggregate amount beneficially owned 5,544,931 (30.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 097209
Comment:
This Amendment No. 1 (the "Amendment") is being filed by SLP V Feeder, SLP Venice, SLP V Aggregator GP, SLTA V, SLTA V GP and SLG (collectively, the "Reporting Persons"), and amends the statement on Schedule 13D originally filed by the Reporting Persons on January 7, 2025 (as amended, the "Schedule 13D") related to the Class A common stock, par value $0.00001 per share (the "Common Stock") of Vacasa, Inc., a Delaware corporation (the "Issuer" or the "Company").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of the date hereof the Reporting Persons may be deemed to beneficially own an aggregate of 5,544,931 shares of the Issuer's Common Stock, consisting of (i) 3,101,156 shares of Common Stock held by SLP V Feeder, (ii) 1,959,525 shares of Common Stock held by SLP Venice and (iii) 484,250 shares of Common Stock issuable to SLP Venice on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock, representing an aggregate of approximately 30.6% of the issued and outstanding shares of the Issuer's Common Stock calculated pursuant to Rule 13d-3 of the Exchange Act.

The Vacasa Units represent limited liability company units of Vacasa Holdings, LLC and an equal number of paired shares of Class B Common Stock, which, pursuant to the limited liability company agreement of Vacasa Holdings, LLC, are together redeemable by the holder on a one-for-one basis for, at the option of the Issuer into (i) one share of Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) an equivalent amount of cash. Upon redemption, Vacasa Holdings, LLC will cancel and retire for no consideration the redeemed shares of Class B Common Stock. Shares of Class B Common Stock of the Issuer have no economic rights and each share of Class B Common Stock entitles its holder to 1 vote per share.

The percentages of beneficial ownership in this Schedule 13D are based on 15,705,254 shares of Common Stock of the Issuer outstanding as of as of December 31, 2024, as reflected in the Issuer's Preliminary Proxy Statement on Schedule 14A, plus the 1,937,001 shares of Common Stock issued pursuant to the redemption by SLP Venice of Vacasa Units and an equal number of paired shares of Class B Common Stock, and 484,520 shares of Common Stock that may be received upon redemption of Vacasa Units and shares of Class B Common Stock of the Issuer, as applicable.

As a result of the execution and delivery of the Support Agreements by SLG and its affiliated entities, certain entities affiliated with Level Equity Management, LLC (collectively, "Level") and Riverwood Capital GP III Ltd. and its affiliated entities ("Riverwood") (SLG, Level and Riverwood, together the "Supporting Stockholders"), the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act with Level and Riverwood. Based on information provided by Level and Riverwood to the Reporting Persons, as of the date hereof, the Supporting Stockholders beneficially own an aggregate of 10,322,190 shares of Common Stock, consisting of (i) 9,178,319 shares of Common Stock and (ii) 1,143,871 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock, representing approximately 48.2% of the outstanding shares of Common Stock (based on 21,424,741 shares outstanding which includes 15,705,254 shares of Common Stock outstanding as of as of December 31, 2024, as reflected in the Issuer's Preliminary Proxy Statement on Schedule 14A, which was filed with the Securities and Exchange Commission on March 12, 2025, plus the 4,575,616 shares of Common Stock issued pursuant to the redemption by the Supporting Stockholders of Vacasa Units and an equal number of paired shares of Class B Common Stock, and the 1,143,871 shares of Common Stock that may be received upon redemption by the Supporting Shareholders of Vacasa Units and shares of Class B Common Stock of the Issuer, as applicable). The beneficial ownership of the Reporting Persons does not include any shares of Common Stock, Vacasa Units or Class B Common Stock which may be beneficially owned by the other Supporting Stockholders and each of the Reporting Persons disclaims beneficial ownership over any such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On March 11, 2025, SLP Venice redeemed 1,937,001 Vacasa Units and an equal number of paired shares of Class B Common Stock into 1,937,001 shares of Common Stock. Except as set forth in this Schedule 13D, neither the Reporting Person nor to the best knowledge of the Reporting Person, any other person named in Annex A, previously attached to the Schedule 13D as Exhibit C, has effected any transaction in Common Stock in the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description

99.1 Signature Pages*

## Signatures
- SLP V Venice Feeder I, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (03/13/2025)
- SLP Venice Holdings, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (03/13/2025)
- SLP V Aggregator GP, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (03/13/2025)
- Silver Lake Technology Associates V, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (03/13/2025)
- SLTA V (GP), L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (03/13/2025)
- Silver Lake Group, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (03/13/2025)